

November 9, 2012

<u>Via E-mail</u>
Ms. Teresa S. Madden
Senior Vice President and Chief Financial Officer
Xcel Energy, Inc.
414 Nicollet Mall
Minneapolis, Minnesota 55401

> **Re:**   **Xcel Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-03034**

Dear Ms. Madden:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Jeffery S. Savage
     Controller
     Xcel Energy, Inc.

     Scott Wilensky
     Senior Vice President and General Counsel
     Xcel Energy, Inc.